Cadbury plc (the “Company”)

Announcement of transactions in ordinary shares of 10p each by Persons Discharging Managerial
Responsibility

The Company was notified on 18 March 2009 that, on 17 March 2009, Tony Fernandez acquired 26,931 ordinary shares in the capital of the Company under the Company’s Executive Share Option Scheme at a price of £5.03 per share. All shares were disposed of on the same day at a price of £5.51 per share.

The Company was notified on 19 March 2009 that, on 18 March 2009, Bharat Puri acquired 31,419 ordinary shares in the capital of the Company under the Company’s Executive Share Option Scheme at a price of £3.92 per share. All shares were disposed of on the same day at a price of £5.42 per share.

These transactions were carried out in London.

This announcement was made under Disclosure and Transparency Rule 3.1.4R(1).

Contact:

J M Mills
Director of Group Secretariat
Tel: 01895 615176

19 March 2009